Mail Stop 4561

February 13, 2007

Robert Sarver
Chief Executive Officer
Western Alliance Bancorporation
2700 West Sahara Avenue
Las Vegas, Nevada 89102

Re: Western Alliance Bancorporation
   Form S-4, filed February 1, 2007
   File Number 333-140389

Dear Mr. Sarver:

    We have monitored your Form S-4 with respect to the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

    The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover

1.   Pursuant to Item 501 please ensure that the cover page is limited to one page. Please also note the plane English rules regarding defined terms and parenthetical statements in the forepart, which we consider to be through the end of the risk factors section.

2.   Pursuant to the plane English rules, please move the forward looking caution to a point after the forepart.

<u>Summary, page 1</u>

3.   Please provide a subsection to disclose the vote required for passage of the proposed merger, the percentage of shares held by officers and directors and any other major shareholders, how the holders of theses shares are expected or known to be voting, to the extent known, and the consequence of such a vote if significant to passage. See Item 3(h) of the Form S-4 instructions.

4.   We note your statement on page 5 that there is no established market for FICN shares. Please expand this information on page 5 and in the body of the filing to provide, to the extent known to management, comparable information as that for Western. See Item 201(iii) as it addresses shares that are not quoted on any system. If management is not aware of any such prices please disclose this in the summary and in the body of the text.

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<u>Closing Comments</u>

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

    ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct any questions to me at 202-551-3421.

Sincerely,

David Lyon
Senior Financial Analysis

By fax: R. Daniel Keating
Fax number 202-637-5910